SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.      )

SYNTELLECT INC.
(Name of Subject Company)

SYNTELLECT INC.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

87161-L-10-5
(CUSIP Number of Class of Securities)

TIMOTHY P. VATUONE
VICE PRESIDENT & CFO
SYNTELLECT INC.
16610 N. BLACK CANYON HIGHWAY
SUITE 100
PHOENIX, AZ 85053-4075
(602) 789-2800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

WITH COPIES TO:

ROBERT K. ROGERS
ROGERS & THEOBALD LLP
SUITE 850
THE CAMELBACK ESPLANADE
2425 EAST CAMELBACK ROAD
PHOENIX, ARIZONA 85016
(602) 852-5550

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The following press release was issued by Syntellect Inc. on November 6, 2002:

Enghouse to Acquire Syntellect

Markham, Ontario & Phoenix, Arizona – (November 6th, 2002) — Enghouse Systems Limited (TSX:ESL) and Syntellect Inc. (NASDAQ:SYNL.OB) today announced that they have entered into a definitive agreement under which Enghouse would acquire 100 per cent of the common stock of Syntellect for $0.72 cash per share through a cash tender offer, to be followed by a cash merger at the same price.

The Board of Directors of Syntellect has unanimously approved the merger agreement. In addition, two major shareholders of Syntellect, MCM Associates and Wynnefield Capital Management have agreed to support the transaction and tender their shares. The transaction is expected to close no later than January 31, 2003, and the cash tender shall commence as soon as is practicable.

“We are excited about the opportunity to enter the customer self-service marketplace through the acquisition of Syntellect, and we believe that the combination of our two companies will present a positive future for all concerned,” commented Stephen Sadler, Chairman & CEO of Enghouse.

Anthony Carollo, Chairman & CEO of Syntellect added, “Syntellect and Enghouse share similar views of the marketplace, and we strongly believe that this transaction will benefit Syntellect’s customers, employees, and shareholders alike.”

About Enghouse Systems Limited

Enghouse is a profitable publicly traded software company currently serving the utility, telecommunications, and pipeline industries. Enghouse utilizes an acquisition strategy to help foster growth and to enter new software markets. Further information may be obtained from the Company’s website at www.enghouse.com.

About Syntellect Inc.

Syntellect is a global leader in speech-enabled customer, employee and supply-chain self-service software solutions. Vista IMR, the Company’s fourth-generation voice processing software platform, is the only open standards, Windows NT/Java TM and Voice XML platform available from a major supplier. Further information is available at www.syntellect.com.

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Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Syntellect shares. The tender offer will only be made through an offer to purchase, letter of transmittal and related tender offer materials. At the time the expected tender offer is commenced, Enghouse will file these tender offer materials with the Securities and Exchange Commission and Syntellect will file a solicitation/recommendation statement with respect to the offer. The tender offer materials and the solicitation/recommendation statement will contain important information. Stockholders are urged to read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent free of charge to all stockholders of Syntellect. Investors may also contact Enghouse or Syntellect at the numbers listed below. All of these materials will also be available free of charge at the SEC’s website at www.sec.gov

Forward-Looking Statements

This release contains “forward-looking statements.” All statements that are not historical are forward-looking. Enghouse’s and Syntellect’s actual results could differ materially from those contained in the forward-looking statements, which are based on current expectations of Enghouse and Syntellect management and are subject to a number of risks and uncertainties, including, but not limited to, the satisfaction of the conditions to closing, and, following the consummation of the merger, Enghouse’s ability to successfully integrate Syntellect’s operations and employees, general economic factors and capital market conditions, and general industry trends. Enghouse and Syntellect are under no obligation (and expressly disclaim any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

For further information please contact:

Enghouse Systems Limited	Syntellect Inc.

Neil Shafran Executive Vice President Corporate Development Enghouse Systems Limited Tel: (905) 946-3200 e-mail: nshafran@enghouse.com	Timothy Vatuone Vice President & Chief Financial Officer Syntellect Inc. Tel: (602) 789-2770 e-mail: tvatuone@syntellect.com